82-1824

REDCORP

RECEIVED
2004 MAY 25 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Interim Consolidated Financial Statements

for the three months ended

March 31, 2004

- unaudited -

SUPPL

04030473

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

dlw 5/27

REDCORP VENTURES LTD.

Suite 760, ~~777 Hornby Street, Vancouver,~~ B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP VENTURES LTD.
Consolidated Balance Sheets

		March 31 2004 (unaudited)		December 31, 2003 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	3,369,373	$	536,358
Accounts receivable		148,246		137,842
Prepaid expenses		29,874		45,967
Total current assets		3,547,493		720,167
Long term investment		17,411		17,411
Fixed assets		36,605		32,991
Mineral leases and claims		3,179,200		3,179,200
Cash and term deposits held for future remediation		1,897,746		1,885,614
	$	8,678,455	$	5,835,383
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	80,445	$	57,371
		80,445		57,371
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited				
Issued and fully paid (note 2)		38,283,295		35,185,155
Contributed Surplus		69,479		56,833
Deficit		(29,754,764)		(29,463,976)
Total shareholders' equity		8,598,010		5,778,012
	$	8,678,455	$	5,835,383

REDCORP VENTURES LTD.

Consolidated Statements of Operations and Deficit
(UNAUDITED)

	FOR THE THREE MONTH PERIOD ENDED March 31, 2004	March 31, 2003
Oil & Gas Revenue	$ 11,600	$ 8,100
Depletion	-	(8,151)
	11,600	(51)
Interest revenue	12,887	32
Other Income	-	1,898
Gain on Sale of Investments	-	9,470
	24,487	11,349
Expenses		
Exploration costs	163,098	40,055
Project generation	1,092	-
Amortization of office equipment	4,088	739
Communications	2,168	2,850
Stock Exchange Fees, Transfer Agent fees&other fees	10,902	10,180
Investor Relations - Consulting	7,000	-
Legal and audit	15,461	8,289
Office	32,032	3,118
Insurance and other	12,903	8,456
Rent	8,725	4,451
Salaries	51,426	29,263
Travel	6,380	284
	315,275	107,685
Loss before taxes	(290,788)	(96,336)
Net earnings (loss)	(290,788)	(96,336)
Deficit, beginning of period	(29,463,976)	(27,101,000)
Deficit, end of period	$ (29,754,764)	$ (27,197,336)
Earnings (loss) per share	$ (0.01)	$ (0.01)

REDCORP VENTURES LTD.
Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED **March 31, 2004**	March 31, 2003
Cash provided by (Used in)		
Operations:		
Net loss	$ **(290,788)**	$ (96,336)
Items not affecting cash		
Amortization	**4,088**	739
Oil and gas depletion	**-**	8,151
Gain on sale of securities	**-**	(9,470)
Stock Compensation expense	**12,646**	
Net change in non-cash operating working capital	**28,763**	10,104
	(245,291)	(86,812)
Financings:		
Issuance of share capital to acquire mineral property	**-**	-
Issuance of share capital for cash	**3,098,140**	12,650
	3,098,140	12,650
Investments		
Acquisition of mineral claims		-
Proceeds on sale of long term investment shares	**-**	25,293
Purchase of fixed assets	**(7,702)**	(2,376)
Cash and term deposits held for future remediation	**(12,132)**	-
	(19,834)	22,917
Increase (decrease) in cash	**2,833,015**	(51,245)
Cash and term deposits, beginning of period	**536,358**	172,945
Cash and term deposits, end of period	$ **3,369,373**	$ 121,700

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiary Redfern Resources Ltd.

The information as at March 31, 2004 and for the three month period ended March 31, 2004 and 2003 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with, and should be used in conjunction with, the Company's consolidated financial statements as at and for the year ended December 31, 2003.

2. Share Capital:

(a) Authorized, issued and outstanding:

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	March 31, 2004		March 31, 2003	
	Number	Amount	Number	Amount
Balance, beginning of period	42,330,255	$ 35,185,155	27,915,255	$ 32,496,046
Issued for cash:				
Options exercised	125,000	20,000	40,000	6,400
Warrants exercised	1,605,000	358,250	25,000	6,250
Private Placement	9,999,999	3,000,000		
Less Expenses of offering		280,110	-	-
Balance, end of period	54,060,254	$ 38,283,295	27,980,255	$ 32,508,696

(b) Share purchase options:

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2003	1,815,000	$0.20
Granted	100,000	$0.30
Exercised	(125,000)	$0.16
Expired	-	-
Outstanding, March 31, 2004	1,790,000	$0.21

The options outstanding at March 31, 2004 expire between May 31, 2004 and July 22, 2008.

(c) Stock-based compensation:

Prior to January 1, 2003 the Company used the settlement method to account for stock based compensation awards. During 2003, the Company recognized compensation cost of $56,833 in respect of options granted in 2003 under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	Q1 2004	2003
Risk free interest rate	3.25%	3.25%
Dividend yield	0.00%	0.00%
Expected lives	3.0 years	2.5 years
Volatility	54.00%	55.00%

The weighted average grant date fair value of options granted during the quarter ended March 31, 2004 was $0.11 per option, (year ended December 31, 2003 - $0.11). An expense of $12,646 was recorded for stock-based compensation in the three months ended March 31, 2004.

(d) *Share purchase warrants:*

Each warrant entitles the holder to purchase a common share at a set price and is exercisable at the option of the holder for a set period of time. There are 6,118,333 warrants issued and outstanding at March 31, 2004 which are exercisable as follows:

Balance, December 31, 2003	Issued	Exercised	Expired	Balance, March 31, 2004	Exercise price	Expiry date
960,000	-	860,000	-	100,000	$0.20	May 14, 2004
2,630,000	-	745,000	-	1,885,000	$0.25	May 14, 2005
-	800,000	-	-	800,000	$0.30	Mar 8, 2006
-	3,333,333	-	-	3,333,333	$0.45	Mar 8, 2006
3,590,000	4,133,333	1,605,000	-	6,118,333		

The 1,605,000 warrants exercised in the first three months of 2004 resulted in proceeds of $358,250 for the Company.

3. Commitments and contingencies:

(a) Operating leases:

The Company is party to certain operating leases for office space and office equipment:

2004	$	34,640
2005		35,900
2006		9,375
2007 and thereafter		-

(b) Contingencies:

Redfern must satisfy two conditions of its Tulsequah Project Approval Certificate, granted on December 13, 2002, before project construction and development may proceed. These conditions relate to (*i*) further characterization of sediments underlying the proposed tailing impoundment, and (*ii*) chronic toxicity testing of proposed water treatment effluent discharge. Protocols have been established to satisfy these conditions and Redfern

expects to complete the necessary work in 2004. Redfern also expects to finalize the federal Canadian Environmental Assessment Act screening amendment approval in 2004.

4. Subsequent events:

The Company was audited by the province on its Corporate Capital Tax returns for the tax years ended 1997, 1998 and 1999. An error was discovered leading to a re-assessment of corporation capital taxes owing, including accrued interest and penalties, of $46,838. The amount has been paid and will be reflected in the second quarter of 2004.

REDCORP

REDCORP VENTURES LTD.

Interim report
for the three months ended
March 31, 2004

Management Discussion and Analysis

Overall Performance

This discussion should be read in conjunction with the accompanying three month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending March 31, 2004.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's properties are the inactive Hawk gold project in north central British Columbia and the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern.

During the three months ended March 31, 2004 the Company completed a brokered private placement financing to obtain working capital and to advance funds to Redfern for advancement of the Tulsequah project. The Company raised gross proceeds of $3,000,000 through the issuance of 3,333,333 flow-through shares at $0.30 per flow-through share and 6,666,666 Units at $0.30 per Unit. Each Unit consisted of one share and a non-transferable warrant for one-half of a full common share at a price of $0.45 for two years from the closing date of March 8, 2004. Net proceeds after deduction of financing costs of $280,110 totalled $2,719,890. In addition the Company issued 1,605,000 shares pursuant to exercise of outstanding warrants to net $358,250. An additional $20,000 was realized on the exercise of 125,000 share options. Total funds realized through issuance of share capital in the first three months of 2004 totalled $3,098,140 compared to $12,650 during the corresponding period in 2003.

Preparations for renewed exploration at the Tulsequah project commenced during the period and field programs are currently in progress. Drilling and underground development programs are planned through the course of 2004 to further delineate the Tulsequah deposit and identify potential extensions to the deposit in preparation for a resource re-estimation in compliance with National Policy 43-101. Amec Engineering Consultants Inc have been contracted to conduct the re-estimation on completion of the planned program and have completed their site visit and initial audits of procedures. Work was also advanced during the reporting period to complete outstanding permitting requirements to secure an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization and to resolve conditions attached to the new Project Approval Certificate.

Critical Accounting Estimates and Changes in Accounting Policies

Based on the most recent feasibility studies and project permitting status, management believes the carried value of the properties is not impaired and, accordingly, no write-down of mineral properties has been recorded. The Tulsequah Chief project has a capitalized value of $3,175,000 as indicated in note 6(a) to the audited annual financial statements for the year ended December 31, 2003. Apart from the potential write-down of mineral properties from time to time, based on the assessment of mineable deposits, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of the Company's mineral properties. The Company's consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.

The Company changed its accounting methods for stock-based compensation to the fair- value method in 2003, details of which are disclosed in note 2 of the annual consolidated financial statements. The stock-based compensation expense recorded in the first quarter of 2004 was $12,646. Stock-based compensation expenses recorded in the period ending March 31, 2004 relate to the issuance of 200,000 options (100,000 vested) to a non-employee providing contract investor relations services for the Company.

Results of Operations

During the three months ended March 31, 2004 the Company's total expenditures were $315,275 as compared to $107,065 in the same period of 2003. This increase principally reflects the increased exploration costs associated with the earlier startup of the Tulsequah project exploration program. Administration and overhead expenses in the three months ending March 31, 2004 were $152,177 compared to $67,630 in the corresponding period of 2003. The higher costs in 2004 are related to increased expenditures for advertising and promotion, and increased costs for salaries and stock compensation expense due to addition of personnel relative to 2003.

Income from interest, and revenue from investment interests in oil and gas properties (before depletion) during the first three months of 2004 was $24,487 (2003 - $10,030) increased primarily due to increases in oil and gas prices in 2004 relative to the corresponding period in 2003 and due to a significant increase in interest recorded from cash and cash-equivalents in 2004.

During the first three months of 2004 Redfern did not sell any of its long-term investment securities held in EuroZinc Mining Corporation ("EuroZinc"). During the equivalent period in 2003 Redfern recorded a gain from the sale of EuroZinc shares in the amount of $9,470. As of March 31, 2004 Redfern continues to hold a total of 330,926 EuroZinc shares. The value of Redfern's holdings in EuroZinc have appreciated as a result of that company's pending acquisition of the Neves Corvo copper mine in Portugal and the improvement in metal prices over the corresponding period.

Exploration activities remained focused on Redfern's Tulsequah project with expenditures related to pre-positioning of supplies, fuel and equipment preparatory to start of exploration

operations in early April 2004. These expenditures were accelerated in 2004 relative to 2003 due to the earlier closing of financing activities in 2004.

Related Party Transactions and Additional Disclosure

The Company does not hold any off-balance sheet debt, nor does any director of the Company hold debt on behalf of the Company. All material transactions have been recorded or disclosed in the accompanying consolidated financial statements of the Company. There were no significant related-party transactions in the first three months of 2004 and expenditures in 2003 were limited to payment of $10,611 in allocated office rent and costs to Canico Resource Corp., which shares two common directors with the Company. The Company's most significant contractual obligations relate to its current office and office equipment leases with commitments totalling $79,915 through to early 2006.

Summary of Quarterly Financial Information

The following represents selected consolidated financial data for the eight quarters ended March 31, 2004 (unaudited):

Quarter ended	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
Net revenue (Note 1)	$36,976	$33,699	$11,349	$24,487
Net earnings (loss) (Note 3)	$(326,962)	$(1,223,995)	$(715,683)	$(290,788)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.04)	$(0.02)	$(0.01)

Quarter ended	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003
Net revenue (Note 1)	$10,379	$9,431	$6,902	$11,349
Net earnings (loss) (Note 3)	$(137,675)	$(356,958)	$(141,793)	$(96,336)
Net earnings (loss) per share (Note 3)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(1) Net revenue includes oil and gas revenue, interest and other revenue, and gain on sales of investments.
(2) There are no preferred shares authorized.
(3) Net earnings in total and on per equity share is same as indicated above.

Quarterly variations principally reflect the variation in the Company's exploration expenditures and activity from quarter to quarter and year to year. Seasonal exploration expenditures are greatest in the third quarter of each year reflecting the increased activity during the summer field months for the Company's mineral properties located in northern British Columbia. Expenditures were increased in 2003 relative to 2002 due to the increase in financing made possible by the improvement in metal prices and project economic outlook due to increases in global market demand. In addition, the receipt by Redfern of a Project Approval Certificate for the Tulsequah project led to a re-activation of that project and increased levels of exploration expenditures. It is anticipated that this trend will continue through 2004. Increased income is primarily due to increased interest income, and increased revenue from oil and gas interests. Depletion expenses on oil and gas revenue ended in the fourth quarter of 2003.

Liquidity and Capital Resources

In the past two years the Company has raised cash proceeds pursuant to share offerings of $6,263,379 (net of financing costs). The Company has no long term debt. In 2003 Redfern sold 447,500 shares of EuroZinc for net proceeds of $40,695. No shares of EuroZinc were sold in the first three months of 2004 and Redfern retained a total of 330,926 shares of EuroZinc as of March 31, 2004. The cash resources of the Company and Redfern have been principally used to fund the exploration of mineral properties and the feasibility, permitting and defence of the permitting of the Tulsequah properties as well as to fund the Company's net overhead expenses and project generation costs. A total of $ 3,369,373 remains in cash and term deposits at March 31, 2004 (December 31, 2003 - $536,358).

The recoverability of amounts shown for the Tulsequah project is dependent upon completion of remaining permitting with the government. The Company intends to finance future exploration programs by selling equity or debt instruments or joint venturing its properties until cash flow from operations is developed. If such funds cannot be secured, the exploration activities will be delayed until necessary financing is received or the project will be discontinued.

Redfern is obligated to increase its existing cash and term deposits held for future remediation expenditures related to the Tulsequah Chief property by 10% of the remaining balance, per annum, until the remediation work is completed. This amounts to approximately $150,000 per annum, less accumulated interest. This obligation was waived by Teck Cominco in 2002. Remediation expenditures of $119,350 in 2003 were funded by withdrawals from this account and no additional top-up was required in 2003. Additional remediation activities estimated at $225,000 are planned in 2004 and it is anticipated that further withdrawals will be made from the remediation account to recover these costs.

The exploration and development programs of the Company are determined based on management's objectives, the assessment of the likelihood of success for each phase, the anticipated costs, the funding available to complete the program and external factors such as legal issues, the results of negotiations with First Nations and changes in government policies.

Material changes in the liquidity of the Company are substantially determined by the extent of the exploration or development program and its success or failure and the ability to raise capital.

Acquisitions and Divestitures

In the first three months of 2004 Redfern acquired one claim at the Tulsequah property. In 2003, the Company did not acquire any additional claims or abandon any claims held as of December 31, 2002. The Company has entered into discussions to joint venture its interest in the Hawk property to allow further advancement of that project. Final execution of the joint venture agreement is anticipated in May 2004.

Risks and Uncertainties

The business of exploration for minerals involves a number of risks which management attempts to mitigate to the extent practical.

In particular, few properties that are explored are ultimately developed into producing mines. The success of exploration and development programs can be affected by a number of matters, including but not limited to, geological and physical uncertainties, labour disruptions, environmental concerns, world mineral prices, foreign exchange fluctuations, uncertainties concerning title to properties and government restrictions.

Various First Nations have claimed title to the Province of British Columbia, including the Tulsequah Properties and it is unknown whether or how this might affect Redfern's interests.

The successful discovery and development of mineral properties also requires a significant level of financial resources. There is no assurance that the Company and Redfern will be successful in obtaining required levels of financing to complete its current year's exploration and/or development programs. However, management believes that cash resources on hand together with funds which are likely to be raised through anticipated share issuances should be sufficient to complete the current year's programs.

During the first three months of 2004 the Company recorded a net loss of $290,788 compared to a loss of $96,336 in the corresponding period of 2003. Consolidated working capital at the end of the period stands at $3,457,174 compared with $123,849 in the corresponding period in 2003.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Terence Chandler, President and Chief Executive Officer of Redcorp Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Redcorp Ventures Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Terence Chandler"

Acting as Chief Financial Officer for Certification

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Terence Chandler, President and Chief Executive Officer of Redcorp Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Redcorp Ventures Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Terence Chandler"

President and Chief Executive Officer

REDCORP

NEWS RELEASE

May 12, 2004 News Release 04-06

Hawk Gold Property Option Agreement Signed

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that it has concluded an agreement with Softrock Minerals Ltd. (SFT-TSX.V, "Softrock"), subject to Softrock obtaining regulatory approval, whereby Softrock has the option to acquire up to a 60% interest in the Company's Hawk Gold property located in north-central British Columbia.

In order to acquire the 60% Joint Venture interest Softrock must carry out escalating exploration expenditures on the property aggregating $600,000, including at least 3000 meters of drilling, and make cash payments totaling $60,000 to the Company on or before April 2, 2007. Softrock has made the initial payment of $5,000 to the Company on execution of the Agreement. Once Softrock has earned its interest, Softrock and the Company will enter into a 60/40 participating Joint Venture to conduct further work on the property.

The Hawk Gold property consists of 17 mineral claims covering an area of 66 sq. kilometers and is located in the Omineca mountains of north-central British Columbia, approximately 40 kilometers west of the Omineca mine road servicing the Kemess Gold Mine. A network of active logging roads provides access to the claims.

High grade gold-copper mineralization occurs in several quartz veins hosted by intrusive rocks of the Hogem batholith. A large zone of disseminated copper mineralization has also been identified. Exploration work by the Company in 2002 located several new occurrences of high-grade mineralization and evaluated several of the known vein systems. Values in the Radio, SW and Zulu veins often exceed 30 g/t Au with subordinate silver and copper values over widths ranging from 0.2 to 0.6 meters The AD vein system generated the widest mineralized zones (including 96.0 g/t Au/ 3.0m chip on surface, drill-hole intersections of 12.4 g/t Au over 2.7 meters, 10.6 g/t Au over 2.8 meters and 8.6 g/t Au over 3.6 m) and remains highly prospective for potential resource definition. In addition, surface soil gold geochemical anomalies suggest the presence of extensions to the zone as well as additional veins and splays.

The Company considers that there is excellent untested potential for significant gold mineralization at the Hawk property. Additional information and results from past exploration on the Hawk project is available on the Company's website at www.redcorp-ventures.com.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Redcorp's wholly-owned subsidiary, Redfern Resources Ltd. is aggressively advancing the Tulsequah Chief Mine project in northwestern British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

NEWS RELEASE

RECEIVED
2004 MAY 25 P 12: 49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 17, 2004 News Release 04-07

Release of First Quarter Interim Financial Report

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the release of its quarterly report for the three months ended March 31, 2004. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or the Company's website at www.redcorp-ventures.com.

Selected Financial Information:

The Company's expenditures in the first three months of 2004 totalled $315,275 (2003 - $107,685) primarily related to preparations by Redfern Resources Ltd, Redcorp's wholly-owned subsidiary, for start-up of exploration operations at the Tulsequah zinc-copper-silver-gold massive sulphide project in northern British Columbia.

The Company completed a brokered financing on March 8, 2004 which raised net proceeds of $2,719,890 including $1,000,000 in flow-through share funds for the Tulsequah exploration program. Total funds realized through the issuance of share capital in the first three months of 2004, including option and warrant exercise, was $3,098,140 compared to $12,650 in the corresponding period of 2003.

In the period ending March 31, 2004 the Company recorded a net loss of $290,788 compared to a loss of $96,336 in the corresponding period of 2003. Consolidated working capital at the end of the period stands at $3,457,174 (2003 - $123,489).

The Company's subsidiary, Redfern Resources Ltd., commenced a major drilling exploration program to upgrade the existing resources and define extensions to the Tulsequah Chief massive sulphide deposit. Operations commenced on site in early April and have now accelerated to include three drilling rigs in operation and underground development to prepare set-ups for deep target drilling. The program is designed to upgrade inferred resources to indicated category and prepare for completion of a new resource estimate compliant with national policy 43-101.

Further information on Redcorp, Redfern and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by contacting the Company at (604) 669-4775.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775